                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

            PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
              OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                    BIRMINGHAM STEEL CORPORATION 401(k) PLAN
                            (Full Title of the Plan)

                          BIRMINGHAM STEEL CORPORATION
                       1000 URBAN CENTER DRIVE SUITE 300
                              BIRMINGHAM, AL 35242
             (Name of issuer of the securities held pursuant to the
            Plan and the address of its principal executive office)

                          Birmingham Steel Corporation
                                   401(k) Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

                    Birmingham Steel Corporation 401(k) Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1996 and 1995




                                    Contents

Report of Independent Auditors..............................................F-1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................F-2
Statements of Changes in Net Assets Available for Benefits..................F-3
Notes to Financial Statements...............................................F-4

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes.................F-14
Item 27d - Schedule of Reportable Transactions.............................F-15

                         Report of Independent Auditors

The Employee Benefits Committee
Birmingham Steel Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Birmingham Steel Corporation 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 basic financial statements taken as a whole.



May 9, 1997

                    Birmingham Steel Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits




                                                           December 31
                                                      1996             1995
                                                 ------------------------------

Assets
Investments                                      $  46,788,921    $  37,826,468

Receivables:
   Employer contributions                              947,214          986,361
   Employee contributions                              426,732          454,599
   Employee loans                                    3,468,650        2,924,907
   Accrued interest                                      9,687            7,596
                                                 ------------------------------
                                                     4,852,283        4,373,463

Cash and cash equivalents                                    -           11,306
                                                 ------------------------------
                                                    51,641,204       42,211,237
Liabilities
Benefit claims payable                                       -          (73,007)
                                                 ------------------------------
     Net assets available for benefits           $  51,641,204    $  42,138,230
                                                 ==============================

See accompanying notes.

                    Birmingham Steel Corporation 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits




                                                        Year ended December 31
                                                         1996           1995
                                                     --------------------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of investments    $ 1,967,108   $ 1,092,051
     Interest                                           2,998,756     2,332,877
     Dividends                                            108,493        89,431
                                                      -------------------------
                                                        5,074,357     3,514,359

   Contributions:
     Employer                                           2,902,244     3,087,805
     Employee                                           5,245,362     5,204,219
                                                      -------------------------
                                                        8,147,606     8,292,024

   Transfer of assets from related plan                         -     6,363,232
                                                      -------------------------
                                                       13,221,963    18,169,615
 Deduction from net assets attributed to:
   Payments to participants                            (3,718,989)   (5,008,352)
                                                      -------------------------
   Net increase                                         9,502,974    13,161,263

 Net assets available for benefits:
   Beginning of year                                   42,138,230    28,976,967
                                                      -------------------------
   End of year                                        $51,641,204   $42,138,230
                                                      =========================

See accompanying notes.

                    Birmingham Steel Corporation 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits


1. Description of the Plan

General

The Birmingham Steel Corporation 401(k) Plan (the "Plan"), is a defined contribution plan established effective as of August 15, 1984. Effective January 1, 1995, the American Steel and Wire Corporation Savings and Retirement Plan was merged into the Plan. In connection with the merger, the Plan was restated to allow participation by qualifying employees of American Steel and Wire. Net assets of $6,363,232 were transferred into the Plan as a result of the merger. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Participation

The Plan covers substantially all employees of Birmingham Steel Corporation and certain affiliated companies (collectively, the "Company"). Employees may begin participation in the Plan at the earlier of the January 1, April 1, July 1, or October 1 following employment.

Company Contributions

Company contributions to the Plan are accrued in the period in which they become obligations of the Company. In 1996 and 1995, the Company contributed to each participant's account an amount equal to the sum of (a) 5% of each participant's compensation up to $10,000; plus (b) the lesser of: (i) the amount of each active participant's employee contributions, or (ii) 3% of each participant's eligible compensation. The Company may, from time to time, change the method of determining its contribution.

                    Birmingham Steel Corporation 401(k) Plan

1. Description of the Plan (continued)

Employee Contributions

Participants may make employee contributions to the Plan by electing to reduce their gross pay in an amount which is not less than one percent or more than fifteen percent of annual compensation, subject to certain limitations.

Participant Accounts

The Plan provides for the establishment of an employee account and an employer account for each participating employee. Each participant's account is credited with the participant's contributions and an allocation of the Company's contribution and plan earnings. Generally, employer contributions are allocated to participants' accounts at the time of payment, rather than at the time such contributions are recorded in the Plan's financial statements. Allocations of employer contributions are based on eligible annual compensation as defined in the Plan agreement. Benefit payments to participants are based upon vested balances in the employee and employer accounts at the date of benefit determination.

Vesting

Participants are immediately vested in their employee account including allocated earnings thereon. Vesting in their employer account is based on years of continuous service. Service for vesting begins with the participant's employment date, but not prior to July 1, 1980. Participants are fully vested at the earlier of death, disability, reaching normal retirement age or in accordance with the following schedule:

                    Birmingham Steel Corporation 401(k) Plan

1. Description of the Plan (continued)

Years of                                                            Vested
Service                                                            Interest
------------------------------------------------------------------------------

Less than 1                                                            0%
      1                                                               20%
      2                                                               40%
      3                                                               60%
      4                                                               80%
5 or more                                                            100%


Forfeitures

Forfeitures of participants' non-vested interest in Company contributions, and allocated earnings thereon, may be used to offset the annual Company contributions to the Plan. There were no forfeitures used to reduce the Company's contribution in 1996. Forfeitures of approximately $150,000 were used to offset Company contributions in 1995.

Payment of Benefits

Upon termination of service, participants may receive either (a) a single sum payment, or (b) annual or more frequent periodic installments over a period of the lesser of thirty years or the joint life expectancy of the participant and his beneficiary (where applicable), as determined by the Employee Benefits Committee (the Committee).

                    Birmingham Steel Corporation 401(k) Plan

1. Description of the Plan (continued)

Investment Programs

The Plan allows participants to direct the investment of their accounts by selecting among six investment alternatives:

    - A fund comprised primarily of the common stock of the Company;

    - A managed guaranteed investment contract (GIC) fund which invests in fixed income securities;

    - A basic value fund composed primarily of common stocks;

    - A capital fund composed of stocks and bonds;

    - A special value fund composed of stocks and bonds; and

    - A global allocation fund composed primarily of common stocks and fixed income securities of both domestic and foreign companies.

Except for the Birmingham Steel Corporation Stock Fund, the investment funds are managed by the trustee of the Plan, Merrill Lynch Trust Company, or by an affiliate of the trustee (hereinafter referred to as the Trustee). All assets held in the investment funds, including Birmingham Steel Corporation common stock, were purchased in the open market and are held by the Trustee.

Loans

The Plan allows Participants to borrow up to one-half of their total vested account balance up to a maximum of $50,000. Loans may be repaid over terms up to five years (fifteen years for loans used to purchase residential property) and include a reasonable rate of interest.

                    Birmingham Steel Corporation 401(k) Plan

2. Summary of Accounting Policies

Investments

Investments in common stock and mutual funds are stated at their quoted market values. Other investments are stated at cost, which approximates market values. Investment transactions are recorded as of the trade date. Cost of common stock and mutual fund shares is determined by the specific identification method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 1996, approximately 10% of the Plan's assets are invested in the common stock of the Company and approximately 83% of such assets are comprised of investments in mutual funds managed by the Trustee. The six investment options offered to participants are designed to provide each participant the opportunity to diversify the investment of their accounts. Although the Committee has no involvement in the investment transactions of the mutual funds, the Committee periodically monitors the investment performance of the funds and may, pursuant to the provisions of the Plan agreement, elect to change the Plan's investment programs and/or the trustee at any time.

At December 31, 1996, approximately 4% of the Company's labor force is employed under a collective bargaining agreement.

                    Birmingham Steel Corporation 401(k) Plan

3. Investments

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1996 and 1995 are as follows:

                                                     1996
                                -----------------------------------------------
Name of Issuer and Title             Shares       Market Value          Cost
-------------------------------------------------------------------------------

Birmingham Steel Corporation
   common stock                      274,622     $  5,217,825      $  5,209,721
Merrill Lynch Retirement
   Preservation Trust             22,296,663       22,296,663        22,296,663
Merrill Lynch Basic Value
   Fund                              301,327        9,341,136         7,544,200
Merrill Lynch Capital Fund           278,174        8,637,295         7,903,005


                                                     1995
                                -----------------------------------------------
Name of Issuer and Title             Shares       Market Value          Cost
-------------------------------------------------------------------------------

Birmingham Steel Corporation
   common stock                       250,871    $  3,731,712      $  4,938,477
Merrill Lynch Retirement
   Preservation Trust              19,438,272      19,438,272        19,438,272
Merrill Lynch Basic Value
   Fund                               240,717       6,814,699         5,584,200
Merrill Lynch Capital Fund            243,902       7,451,220         6,735,218


Net appreciation (depreciation) in fair value of investments for the years ended December 31, 1996 and 1995, including securities sold during the year, was as follows:

                                                     1996              1995
                                                -------------------------------

Birmingham Steel Corporation common stock        $  1,080,167     $  (1,146,101)
Mutual funds                                          886,941         2,238,152
                                                -------------------------------
                                                 $  1,967,108     $   1,092,051
                                                ===============================

                    Birmingham Steel Corporation 401(k) Plan

4. Investment Programs

Net assets available for benefits and changes in net assets available for benefits at December 31, 1996 and 1995, and for the years then ended, for each of the Plan's investment programs are as follows:

                               Stock        GIC          Basic        Capital       Special      Global       Loan
                               Fund        Fund           Fund          Fund          Fund        Fund        Fund         Total
                           --------------------------------------------------------------------------------------------------------
December 31, 1996
Investments                $ 5,217,825  $22,296,663  $ 9,341,136  $ 8,637,295  $   468,315  $   827,687  $          -   $46,788,921
Receivables:
Employer contributions          55,887      557,684      147,288      139,587       19,302       27,466             -       947,214
Employee contributions          28,539      225,737       77,371       72,890        9,345       12,850             -       426,732
Employee loans                       -            -            -            -            -            -     3,468,650     3,468,650
Accrued interest                     -        9,687            -            -            -            -             -         9,687
                           --------------------------------------------------------------------------------------------------------
                                84,426      793,108      224,659      212,477       28,647       40,316     3,468,650     4,852,283
Cash and cash equivalents            -            -            -            -            -            -             -             -
                           --------------------------------------------------------------------------------------------------------
Net assets available
   for benefits            $ 5,302,251  $23,089,771  $ 9,565,795  $ 8,849,772   $  496,962  $   868,003  $  3,468,650  $ 51,641,204
                           ========================================================================================================


                               Stock        GIC          Basic        Capital       Special      Global       Loan
                               Fund        Fund           Fund          Fund          Fund        Fund        Fund         Total
                           --------------------------------------------------------------------------------------------------------

December 31, 1995
Investments                $ 3,731,712  $19,438,272  $ 6,814,699  $ 7,451,220   $  138,112  $   252,453  $          -  $ 37,826,468
Receivables:
Employer contributions          69,089      612,836      136,969      140,518       10,782       16,167             -       986,361
Employee contributions          39,600      254,628       72,533       76,190        4,684        6,964             -       454,599
Employee loans                       -            -            -            -            -            -     2,924,907     2,924,907
Accrued interest                     -        7,596            -            -            -            -             -         7,596
                           --------------------------------------------------------------------------------------------------------

                               108,689      875,060      209,502      216,708       15,466       23,131     2,924,907     4,373,463
Cash and cash equivalents       11,306            -            -            -            -            -             -        11,306
Benefits payable                (5,716)     (39,012)     (10,956)     (11,475)        (186)        (288)       (5,374)      (73,007)
                           --------------------------------------------------------------------------------------------------------
Net assets available
   for benefits            $ 3,845,991  $20,274,320  $ 7,013,245  $ 7,656,453   $  153,392  $   275,296  $  2,919,533  $ 42,138,230
                           ========================================================================================================


                    Birmingham Steel Corporation 401(k) Plan

4. Investment Programs (continued)

                               Stock        GIC          Basic        Capital       Special      Global       Loan
                               Fund        Fund           Fund          Fund          Fund        Fund        Fund         Total
                           --------------------------------------------------------------------------------------------------------
Net assets available for
 benefits as of
December 31, 1994          $ 4,102,609  $14,429,605  $ 3,942,031  $ 4,456,188   $        -  $         -  $  2,046,534  $ 28,976,967
Investment income (loss)    (1,056,670)   1,086,270    1,562,321    1,712,192       13,592       31,686       164,968     3,514,359
Contributions                  587,714    4,545,158    1,357,054    1,516,476       98,996      186,626             -     8,292,024
Fund transfers                 604,442   (1,409,639)    (177,106)    (224,685)      53,545       76,739     1,076,704             -
Payments to participants      (392,104)  (2,676,325)    (751,584)    (787,170)     (12,741)     (19,755)     (368,673)   (5,008,352)
Transfer from related plan           -    4,299,251    1,080,529      983,452            -            -             -     6,363,232
                           --------------------------------------------------------------------------------------------------------
Net assets available for
 benefits as of
 December 31, 1995           3,845,991   20,274,320    7,013,245    7,656,453      153,392      275,296     2,919,533    42,138,230

Investment income            1,188,660    1,225,872    1,310,317      963,522       67,731       81,056       237,199     5,074,357
Contributions                  621,276    4,307,295    1,421,818    1,382,554      143,246      271,417             -     8,147,606
Fund transfers                 119,427     (749,155)     177,722     (436,302)     136,895      247,298       504,115             -
Payments to participants      (473,103)  (1,968,561)    (357,307)    (716,455)      (4,302)      (7,064)     (192,197)   (3,718,989)
                           --------------------------------------------------------------------------------------------------------
Net assets available for
 benefits as of
 December 31, 1996         $ 5,302,251  $23,089,771  $ 9,565,795  $ 8,849,772   $  496,962   $  868,003  $  3,468,650  $ 51,641,204
                           ========================================================================================================


                    Birmingham Steel Corporation 401(k) Plan

                    Notes to Financial Statements (continued)





5. Income Tax Status

The Internal Revenue Service has ruled on May 15, 1996 that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from tax pursuant to Section 501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Transactions with Parties-In-Interest

During the years ended December 31, 1996 and 1995, the Plan received $108,493 and $89,431, respectively, in cash dividends on common stock of the Company held by the Plan. The Trustee executed all investment transactions for the years ended December 31, 1996 and 1995. The Company has paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

7. Plan Termination

Although management has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Securities Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts in accordance with the provisions of the Plan.

8. Accounts of Terminated Employees

Under the provisions of the Plan, the individual accounts of terminated employees may remain in the Plan until a break in service, as defined, occurs. The accounts of such employees share in the allocation of investment income but are not allocated a share of annual Company contributions. Once such employees experience a break in service, the vested portion of their accounts will be paid in accordance with the provisions of the Plan. At December 31, 1996 and 1995, approximately $2,653,000 and $1,921,000, respectively, of the net assets of the Plan were allocated to terminated employees. These amounts are included in net assets available for benefits in the accompanying financial statements, however, they are reported as liabilities in the Plan's Form 5500.

                    Birmingham Steel Corporation 401(k) Plan

9.   Sale of the Bolt Division

In March 1995, the Company divested its Bolt division. Accordingly, participants who were employees of the Bolt division became 100% vested. Distributions to such individuals have been included in benefit payments.

                             Supplemental Schedules





                    Birmingham Steel Corporation 401(k) Plan

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1996




                                      Number of      Cost Basis    Current Value
                                      Shares or     of Investment  of Investment
                                      Principal      at End of       at End of
Name of Issuer and Title               Amount         Period           Period
--------------------------------------------------------------------------------

Investments:
Birmingham Steel Corporation
   common stock*                       274,622    $   5,209,721     $  5,217,825
Merrill Lynch Retirement
   Preservation Trust*              22,296,663       22,296,663       22,296,663
Merrill Lynch Basic Value
   Fund*                               301,327        7,544,200        9,341,136
Merrill Lynch Capital Fund*            278,174        7,903,005        8,637,295
Merrill Lynch Special Value
   Fund *                               26,266          459,756          468,315
Merrill Lynch Global
   Allocation Fund *                    56,886          812,248          827,687
Employee loans to be repaid
   over terms up to five years
   (fifteen years for loans used
   to purchase residential
   property) and include a
   reasonable rate of interest                        3,468,650        3,468,650
                                                  ------------------------------
                                                   $ 47,694,243     $ 50,257,571
                                                  ==============================

* Indicates party-in-interest to the Plan.

                    Birmingham Steel Corporation 401(k) Plan

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1996


                                              Number of                                             Current Value of
                               Number of      Shares or     Purchase      Selling        Cost          Asset on
Name of Issuer and Title      Transactions   Face Value      Price         Price       of Asset     Transaction Date   Net Gain
---------------------------------------------------------------------------------------------------------------------------------

Merrill Lynch Retirement
Preservation Trust
Purchases                               363    6,828,559   $6,828,559  $           -   $         -     $6,828,559    $         -
Sales                                   264    3,970,168            -      3,970,168     3,970,168      3,970,168              -

Merrill Lynch Basic Value Fund
Purchases                               231       89,825    2,637,384              -             -      2,637,384              -
Sales                                   179       29,215            -        830,901       677,384        830,901        153,517

Merrill Lynch Capital Fund
Purchases                               221       85,171    2,413,331              -             -      2,413,331              -
Sales                                   194       50,899            -      1,367,207     1,245,544      1,367,207        121,663


Consent of Ernst & Young, LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-23563) pertaining to the Birmingham Steel Corporation 401(k) Plan of our report dated May 9, 1997, with respect to the financial statements and schedules of the Birmingham Steel Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.

                           Ernst & Young, LLP
                           ------------------
                           Ernst & Young, LLP

Birmingham, Alabama
June 25, 1997

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1923, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       June 27, 1997

            BIRMINGHAM STEEL CORPORATION
            401(K) PLAN

            by: Birmingham Steel Corporation



            Philip L. Oakes
            ---------------------------------
            Philip L. Oakes-Member of the
            Employee Benefits Committee of
            the Plan and Vice President,
            Human Resources